UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                          FORMULA SYSTEMS (1985) LTD.
                          ---------------------------
                                (Name of Issuer)

             Ordinary Shares, NIS 1.00 nominal par value per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   346414-10-5
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 17, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 984,111 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  984,111 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      984,111 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):7.45%***

14  TYPE OF REPORTING PERSON:  HC


* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Finance Ltd., holds 96,983 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 761,444 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  761,444 Ordinary Shares **


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      761,444 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.76%***

14  TYPE OF REPORTING PERSON: IC


* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachi, Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 96,983 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 496,599 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  496,599 Ordinary Shares **


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      496,599 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.76%***

14  TYPE OF REPORTING PERSON:  EP


* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Funds Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 222,667 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 222,667 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      222,667 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.68%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 96,983 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 125,684 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 125,684 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      125,684 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.95%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 96,983 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 96,983 Ordinary Shares **
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 96,983 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       96,983 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.73%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 984,111 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Company Ltd. directly holds 264,845 ordinary shares of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 496,599 ordinary shares of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 125,684 ordinary shares of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Finance Ltd., holds 96,983 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 984,111 ordinary shares of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

     This Amendment No. 1 to the Statement on Schedule 13D dated August 27, 2006, is being filed to report the purchase by Menora Mivtachim Holdings Ltd., ("Menora Holdings"), formerly Menorah Holdings Ltd., Menora Mivtachim Insurance Ltd. ("Menora Insurance"), formerly Menorah Insurance Company Ltd., Menora Mivtachim Finance Ltd. ("Menora Finance"), formerly Menorah Finance Ltd., Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), formerly Mivtachim Pension Funds Ltd., Menora Mivtachim Gemel Ltd., ("Menora Gemel") formerly Menorah Mivtachim Provident Funds Ltd. and Menora Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds ") of an aggregate of 188,640 ordinary shares, nominal par value NIS 1.00 per share (the "Ordinary Shares") of Formula Systems (1985) Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Abba Eban Boulevard, Herzlia 46725, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         Menora Holdings is a holding company incorporated under the law of the State of Israel. Menora Holdings shares are traded on the Tel Aviv Stock Exchange. 63.56% of Menora Holding's outstanding shares is held, directly and indirectly, by Mr. Menahem Gurevitch, and 36.44% of Menora Holdings is held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Insurance is a company incorporated under the law of the State of Israel. 96.9% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Finance is a holding company incorporated under the law of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim Pensions is a pension fund, established on December 20, 1995, in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions's outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions's principal office is Shaa'r Hair tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menora Gemel is a company incorporated under the law of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is managing of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Mutual Funds is a company incorporated under the law of the State of Israel. 100% of Menora Mutual Funds's outstanding shares are held by Menora Finance. Menora Mutual Funds's principal business is managing mutual funds. The address of Menora Mutual Funds's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel, and Menora Mutual Funds or, any of the directors and executive officers of the respective corporations, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From thier last report on August 27, 2006 through January 17, 2007, Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds purchased an aggregate of 188,640 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 188,640 Ordinary Shares was $1,918,469 all of which amount was paid by Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds from the investment accounts of Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 188,640 Ordinary Shares purchased by Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds as of January 17, 2007 were purchased for portfolio investment purposes.

         Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds currently do not have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) Menora Holdings and Menora Insurance are the beneficial owners of 264,845 Ordinary Shares held by Menora Insurance Company, which constitute approximately 2.00% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Insurance and Mivtachim Pensions are the beneficial owners of 496,599 Ordinary Shares held by Mivtachim Pensions, which constitute approximately 3.76% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Finance and Menora Gemel are the beneficial owners of 125,684 Ordinary Shares held by Menora Gemel, which constitute approximately 0.95% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Finance and Menora Mutual Funds are the beneficial owners of 96,983 Ordinary Shares held by Menora Mutual Funds, which constitute approximately 0.73% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 264,845 Ordinary Shares, held by Menora Insurance, which are currently beneficially owned by Menora Holdings and Menora Insurance.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 496,599 Ordinary Shares, held by Mivtachim Pensions, which are currently beneficially owned by Menora Holdings, Menora Insurance and Mivtachim Pensions.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 125,684 Ordinary Shares, held by Menora Gemel, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Gemel.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 96,983 Ordinary Shares, held by Menora Mutual Funds, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Mutual Funds.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Menora Insurance, Mivtachim Pensions, Menorh Gemel and Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange, or TASE.


            Date of Purchase by        Number of Ordinary
             Menora Insurance           Shares Purchased       Price Per Share*
             ----------------           ----------------       ----------------
             November 22, 2006               3,494                  $10.61
             November 27, 2006               5,000                  $10.67
             December 17, 2006               9,400                  $12.73
             December 18, 2006               9,439                  $12.63
             December 21, 2006              13,000                  $12.42
             December 26, 2006               5,000                  $12.12
             January 3, 2007                   960                  $12.45
             January 7, 2007                   800                  $12.08
             January 9, 2007                 1,173                  $11.95
             January 10, 2007                1,925                  $11.71
             January 11, 2007                7,000                  $11.76


          Date of Purchase (Sales)     Number of Ordinary
            by Mivtachim Pensions    Shares Purchased (Sold)   Price Per Share*
            ---------------------    -----------------------   ----------------
             November 29, 2006                (700)                 $11.65
             November 30, 2006             (46,700)                 $12.54
             December 14, 2006              (6,725)                 $14.03
             December 24, 2006               8,859                  $12.38
             December 25, 2006               5,800                  $12.30
             December 26, 2006              33,700                  $12.68
             December 28, 2006               6,526                  $12.44
             January 10, 2007               28,760                  $11.76

           Date of Purchase (Sales)   Number of Ordinary
              by Menora Gemel        Shares Purchased (Sold)    Price Per Share*
              ---------------        -----------------------    ----------------
             November 27, 2006                65                   $10.67
             November 29, 2006            (3,817)                  $11.65
             November 29, 2006               616                   $11.14
             November 29, 2006              (300)                  $12.45
             December 11, 2006               102                   $12.80
             December 14, 2006           (17,775)                  $14.03
             December 18, 2006               188                   $12.63
             December 24, 2006             4,000                   $12.38
             December 25, 2006               581                   $12.30
             December 26, 2006             3,700                   $12.68
             December 28, 2006             2,500                   $12.44
             December 31, 2006               400                   $12.00
             January 1, 2007               1,177                   $12.20
             January 2, 2007                 190                   $12.49
             January 3, 2007                  41                   $12.40
             January 8, 2007               3,616                   $12.08
             January 10, 2007              6,240                   $11.76
             January 14, 2007                297                   $11.90


          Date of Purchase (Sales)     Number of Ordinary
           by Menora Mutual Funds    Shares Purchased (Sold)    Price Per Share*
           ----------------------    -----------------------    ----------------
             November 27, 2006                 3,000               $10.72
             November 27, 2006                 3,000               $10.63
             November 28, 2006                (3,441)              $11.07
             November 28, 2006                  (137)               $10.88
             November 28, 2006                 1,600               $10.94
             November 28, 2006                 1,010               $11.13
             November 29, 2006                  (130)               $11.23
             November 29, 2006                 2,400               $11.48
             November 30, 2006                (1,008)              $12.60
             November 30, 2006                  (500)              $12.24
             November 30, 2006                   117               $12.13
             December 3, 2006                    730               $12.80
             December 4, 2006                 (2,000)              $12.84
             December 6, 2006                 (1,500)              $12.64
             December 11, 2006                 4,200               $12.85
             December 12, 2006                (4,000)              $13.30
             December 13, 2006                (4,000)              $13.69
             December 18, 2006                  (800)              $12.64
             December 21, 2006                (5,000)              $12.46
             December 21, 2006                (2,000)              $12.38

             December 21, 2006                (1,890)              $12.33
             December 25, 2006                   583               $12.28
             December 31, 2006                (1,442)              $11.99
             January 1, 2007                    (280)              $12.29
             January 2, 2007                     270               $12.51
             January 8, 2007                   3,230               $12.10
             January 09, 2007                   (100)              $11.95
             January 10, 2007                   (105)              $11.79

----------------

*The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices does not include broker's commissions.

         Except for such transactions, Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menorh Gemel and Menora Mutual Funds have not effected any transactions in the Ordinary Shares since September 26, 2006.

         (d) No person other than Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menorh Gemel and Menora Mutual Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: January 31, 2007

                                    MENORA MIVTACHIM HOLDINGS LTD.

                                    By: /s/ Ari Kalman, /s/ Yoni Tal
                                        ----------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM INSURANCE COMPANY LTD.

                                    By: /s/ Ari Kalman, /s/ Yoni Tal
                                        ----------------------------
                                    Name: Ari Kalman, Yoni Tal
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM FINANCE LTD.

                                    By: /s/ Yehuda Ben Assayag, /s/ Yoni Tal
                                        ------------------------------------
                                    Name: Yehuda Ben Assayag, Yoni Tal
                                    Title:   C.E.O, Director

                                    MENORA MIVTACHIM PENSION LTD.

                                    By: /s/ Oren El-On, /s/ Rami Armon
                                        ------------------------------
                                    Name: Oren El-On, Rami Armon
                                    Title:   C.E.O, C.I.O

                                    MENORA MIVTACHIM GEMEL LTD.

                                    By: /s/ Hagit Levin, /s/ Yehuda Ben Assayag
                                        ---------------------------------------
                                    Name:  Hagit Levin, Yehuda Ben Assayag
                                    Title:    C.E.O, Director

                                    MENORA MIVTACHIM MUTUAL FUNDS LTD.

                                    By: /s/ Hagit Levin, /s/ Yehuda Ben Assayag
                                        ---------------------------------------
                                    Name:  Hagit Levin, Yehuda Ben Assayag
                                    Title:    C.E.O, Director